FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2004

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

57 Hamelacha Street, Holon, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information contained in this Form 6-K

        We, Crow Technologies 1977 Ltd. (the “Company”), would like to announce that the Company has received from the Israeli Tax Authorities a Tax Assessment (“Assessment”) based upon “best judgment” for the year 1999, of approximately NIS 40 Million [approximately US$ 9.1 Million], which includes linkage to the Israeli Index and interest, since 1999 till today.

        The Assessment was issued with respect to the transaction dated as of May 26, 1999 (“the “Transaction”), pursuant to which the Company has purchased all of the share capital of Crow Electronic Engineering Ltd. (“Crow”) – which prior to such transaction were publicly traded on the Tel Aviv Stock Exchange – from the public, including from the then controlling shareholders of Crow, Mr. Shmuel Melman and Mr. Yechiel Hammer.

        The Company rejects such Assessment and intents to file a proper opposition (“Opposition”) with the Israeli Tax Authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2004	Crow Technologies 1977 Ltd. BY: /S/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer